

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 14, 2018

Eric S. Rosenfeld
Chief Executive Officer
Allegro Merger Corp.
777 Third Avenue, 37th Floor
New York, NY 10017

> **Re: Allegro Merger Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 8, 2018**
> **CIK No. 0001720025**

Dear Mr. Rosenfeld:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

The Offering, page 6

1.   Reference is made to the number of shares outstanding after this offering and private placement of 16,620,000 disclosed on page 7. Please tell us how this total is computed. In this regard, we calculate a total of 16,622,500.

Dilution, page 48

2.   Reference is made to the denominator calculation on page 49. Please revise the shares of common stock included in the placement units issued to 372,500 or explain to us why the amount disclosed is correct.

Erik S. Rosenfeld
Allegro Merger Corp.
May 14, 2018
Page 2

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jeffrey M. Gallant, Esq.
    Graubard Miller